UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             PHASE III MEDICAL, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71721N108
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                                 (CUSIP Number)

                                 Wayne Marasco
                              c/o Phase III Medical
                        330 South Service Road, Suite 120
                               Melville, NY 11747
                                  631-574-4955
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         71721N108
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                   Wayne A. Marasco Revocable Family Trust of 1995
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                Not
         (b)             Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):

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6.  Citizenship or Place of Organization:   United States
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    Number of                      7. Sole Voting Power:           1,333,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      1,333,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,333,000*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11):   2.5%**
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions):   PF
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*   The Wayne A. Marasco Revocable Family Trust of 1995, a trust organized under the laws of the State of Massachusetts (the "Trust") acquired 833,333 shares of common stock, par value $0.001 per share (the "Common Stock"), of Phase III
Medical,   Inc.,  a  Delaware   corporation  (the  "Company"),   pursuant  to  a
subscription agreement, dated as of August 16, 2005. Wayne Marasco, as a co-trustee of the Trust, is deemed to beneficially own 1,333,000 shares of Common Stock.

** Based upon information provided by the Company, as of August 16, 2005, there were issued and outstanding 52,597,320 shares of Common Stock.

Cusip No.         71721N108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                        Wayne Marasco
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                Not
         (b)             Applicable
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions):  N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization:   United States
--------------------------------------------------------------------------------

    Number of                      7. Sole Voting Power:           3,608,333* **
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      3,608,333* **
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  3,608,333* **
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11):   6.6%***
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------

* Includes 1,333,333 shares of common stock, par value $0.001 per share (the "Common Stock"), of Phase III Medical, Inc., a Delaware corporation (the "Company"), acquired by the Wayne A. Marasco Revocable Family Trust of 1995, a trust organized under the laws of the State of Massachusetts (the "Trust") pursuant to a subscription agreement, dated as of August 16, 2005. Wayne Marasco, as a co-trustee of the Trust, is deemed to beneficially own 1,333,333 shares of Common Stock, or 2.5% of the outstanding shares of Common Stock.

** Includes options to purchase 2,025,000 shares of common stock, par value $.001 per share (the "Common Stock"), of the Phase III Medical, Inc. (the "Company"); excludes options to purchase 1,500,000 shares of Common Stock which are not exercisable within sixty days of this Schedule 13D.

*** Based upon information provided by the Company, as of August 16, 2005, there were issued and outstanding 52,597,320 shares of Common Stock.

          Wayne Marasco hereby amends the Schedule 13D as of the date hereof, relating to the shares of common stock, par value $.001 per share (the "Common Stock"), of Phase III Medical, Inc. (the "Company"), as follows:


Item 2.   Identity and Background
          -----------------------

          This Schedule 13D is being filed jointly by the Wayne A. Marasco Revocable Family Trust of 1995 (the "Trust") and Dr. Wayne A. Marasco ("Dr. Marasco"), a co-trustee of the Trust. The Trust was organized under the laws of the state of Massachusetts, and Dr. Marasco is a citizen of the United States. The business address of each of the Trust and Dr. Marasco is 330 South Service Road, Suite 120, Melville, New York 11747. Dr. Marasco currently serves as the Senior Scientific Advisor of the Company. The Company's principal executive offices are located at 330 South Service Road, Suite 120, Melville, New York 11747.

          Neither the Trust nor Dr. Marasco has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          On May 4, 2005, the Company's Board of Directors approved a grant to Dr. Marasco, which grant was approved by the shareholders on July 20, 2005, of an option to purchase 2,500,000 shares of Common Stock (the "July Option") as partial consideration for services provided by Dr. Marasco as Senior Scientific Advisor pursuant to the letter agreement between the Company and Dr. Marasco dated August 12, 2004 (the "Letter Agreement"). The options were granted pursuant to the Company's 2003 Equity Participation Plan (the "2003 EPP"), of which 1,000,000 of such shares vested and became exercisable immediately upon the date of grant. The July Option is an Incentive Stock Option pursuant to
Section 422 of the Code, and is represented by a stock option agreement. The July Option has an exercise price equal to $0.06 per share and vests and becomes exercisable as to 750,000 shares on each of the first and second anniversaries of the date of grant and remains exercisable as to any vested portion thereof in accordance with the terms of the 2003 EPP and the stock option agreement. If Dr. Marasco pays the exercise price of the July Option with shares of Common Stock, the plan committee appointed by the Board of Directors may, in its discretion, grant Dr. Marasco an option with a reload feature, pursuant to which a reload stock option, which would be granted at the same time that payment is received on the option exercise, would grant Dr. Marasco the option to purchase (i) the number of shares of Common Stock equal to the sum of the number of shares used to exercise the July Option (or the number of shares not received if Dr. Marasco paid the option price by receiving a reduced number of shares on exercise), or
(ii) in the case of non-qualified stock options, the number of shares of Common Stock used to satisfy any tax withholding requirement related to the exercise of such option.

          On August 11, 2005 the Board of Directors of the Company approved the sale of 833,333 shares of Common Stock to the Trust, at a per share purchase price of $.06, for an aggregate purchase price of $50,000 (the "Purchased Shares"). On August 16, 2005, the Company and the Trust entered into a subscription agreement for the issuance of the Purchased Shares.


Item 4.   Purpose of Transaction
          ----------------------

          The acquisition of the securities described in Item 3 by Dr. Marasco and the Trust is for investment purposes.

          On August 12, 2004 (the "commencement date") the Company and Dr. Marasco entered into the Letter Agreement appointing Dr. Marasco as the Company's Senior Scientific Advisor. Pursuant to the Letter Agreement, Dr. Marasco is responsible for assisting the Company in reviewing and evaluating business, scientific and medical opportunities, and for other discussions and meetings that may arise during the normal course of the Company conducting business. For his services, during a three year period (the "term"), Dr. Marasco is entitled to annual cash compensation of $84,000 with increases each year of the term and an additional cash compensation based on a percentage of collected revenues derived from the Company's royalty or revenue sharing agreements. Although the annual cash compensation and additional cash compensation stated above began to accrue as of the commencement date, Dr. Marasco is not entitled to receive any such amounts until the Company raises $1,500,000 in additional equity financing after the commencement date. In addition, Dr. Marasco was granted an option, fully vested, to purchase 675,000 shares of the Company's common stock at an exercise price of $.10 cents per share. The options are exercisable for a period of ten years following the date of grant and will otherwise be in accordance with the Company's 2003 EPP and the Company's Non-Qualified Stock Option Grant Agreement.

          In the event that the closing price of the Company's Common Stock equals or exceeds $0.50 per share for any five consecutive trading days during the term of the Letter Agreement (whether during the initial term or an extension), the Company has agreed to grant to Dr. Marasco, on the day immediately following the end of the five day period, an option to purchase an additional 1,000,000 shares of the Company's Common Stock for an exercise price of $0.50 per share, pursuant to the 2003 EPP and a stock option agreement to be entered into between the Company and Dr. Marasco. Also, pursuant to an agreement between Dr. Marasco and the Company to serve as a director of the Company, an option shall be granted to Dr. Marasco pursuant to such agreement for 100,000 shares of common stock of the Company in the event the price of the common stock exceeds $.50 per share.

          On May 4, 2005, the Board voted to approve an amendment to the Letter Agreement, which amendment was approved by the stockholders on July 20, 2005, pursuant to which the Letter Agreement was amended to (a) extend the term of the agreement from August 2007 to August 2008; (b) provide for an annual salary of $110,000, $125,000 and $150,000 for the years ended August 2006, 2007 and 2008, payable in each such year during the term; (c) provide for a minimum annual bonus of $12,000, payable in January of each year during the term, commencing in January 2006; (d) eliminate Dr. Marasco's right under the Letter Agreement to receive 5% of all collected revenues derived from the Company's royalty or other revenue sharing agreements (which right is subject to the limitation that the amount of such additional cash compensation and Dr. Marasco's annual salary do not exceed, in the aggregate, $200,000 per year); and (e) permit Dr. Marasco to begin receiving all accrued but unpaid cash compensation under the Letter Agreement upon the Company's consummation of any financing, whether equity or otherwise, pursuant to which the Company raises $1,500,000. The Board also voted on May 4, 2004, which the stockholders approved, to grant to Dr. Marasco an option to purchase 2,500,000 shares of common stock.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Based on information provided by the Company, as of August 16, 2005, there were 52,597,320 shares of Common Stock outstanding. As of such date, Dr. Marasco beneficially owned 2,275,000 shares of Common Stock, or 4.3% of the outstanding shares of Common Stock. As of such date, the Trust owned 1,333,333 shares of Common Stock, or 2.5% of the outstanding shares of Common Stock, and as a co-trustee of the Trust, Dr. Marasco is deemed to be the beneficial owner of such shares and has the power to vote or to direct the vote and the power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by the Trust. Dr. Marasco's wife, as a co-Trustee of the Trust, also has the power to vote or to direct the vote and the power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by the Trust. Dr. Marasco is the beneficial owner of, in the aggregate, 3,608,333 shares of Common Stock, or 6.6% of the outstanding shares of Common Stock. Dr. Marasco has the power to vote or to direct the vote and the power to dispose or to direct the disposition of such shares.

          Except as described in Item 3 of this Schedule 13D, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Trust or Dr. Marasco or any person or entity controlled by the Trust or Dr. Marasco or any person or entity for which the Trust or Dr. Marasco possesses voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Trust or Dr. Marasco or any person or entity controlled by the Trust or Dr. Marasco or any person or entity for which the Trust or Dr. Marasco possesses voting control over the securities thereof.

          With the exception of Mrs. Marasco, no other person is known by the Trust or Dr. Marasco to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Dr. Marasco or the Trust.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
        ------------------------------------------------------------------------

          Except as otherwise disclosed in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Trust or Dr. Marasco and any other individual or entity.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 26, 2005


                                                WAYNE A. MARASCO REVOCABLE
                                                FAMILY TRUST OF 1995


                                                /s/ Wayne A. Marasco
                                                --------------------------------
                                                Wayne A. Marasco, Co-Trustee



                                                /s/ Wayne A. Marasco
                                                --------------------------------
                                                Wayne A. Marasco




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).